Akari Therapeutics, Plc

401 East Jackson St, Suite 3300

Tampa, FL 33602

January 27, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-7553

Re:	Akari Therapeutics, Plc
Registration Statement on Form S-1
Filed January 23, 2026 (File No. 333-292930)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Akari Therapeutics, Plc (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-292930) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:15 P.M., Eastern Time, on January 29, 2026, or as soon thereafter as is practicable.

Please contact Gary Emmanuel, Esq. of Greenberg Traurig, P.A, counsel to the Company, at 212 801 9337 to provide notice of effectiveness, or if you have any questions or comments concerning this request.

Very truly yours,

AKARI THERAPEUTICS, PLC

By:	/s/ Abizer Gaslightwala
Name:	Abizer Gaslightwala
Title:	President and Chief Executive Officer